SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2008

IWI HOLDING LIMITED

(Exact name of registrant as specified in its charter)

3027 E. Sunset Road, #201, Las Vegas, Nevada 89120

(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (702) 505-7588

BVI

0-25108

None

(State or other jurisdiction

(Commission File Number)

        (IRS Employer Identification No.)

      of incorporation)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes

No X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

For Further Information:

Benjamin Hoskins

IWI Holding Limited

(702) 505-7588

IWI HOLDING LIMITED ANNOUNCES

SECOND QUARTER RESULTS

LAS VEGAS, NEVADA - September 17, 2008 -- IWI Holding Limited (OTCBB - IWIHF), a U.S. based shell company, today reported its results of operations for the six months ended ended June 30, 2008.

For the six months ended June 30,  2008, IWI reported a net loss of $47,000 or $0.02 per share on net sales of $0.

IWI  is a shell company subsequent to the sale of its operating subsidiary and is seeking for a suitable acquisition.  IWI cannot predict what industry the new business will be in, nor can it predict the terms of any acquisition, as such, the nature of future operations for the Company have not been determined.

IWI incurred a $47,000 loss from selling, general and administrative expenses incurred primarily for professional fees and transfer agent fees.

IWI HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

(Unaudited)

	June 30, 2008	December 31, 2007
ASSETS
Total Assets	$ -	$ -

Current Liabilities
Accounts payable – Trade	$ 26	$ -
Accounts payable to affiliated companies	21	-
Total Current Liabilities	47	-
Stockholders’ Equity (Deficit)
Preferred stock - $1 par value; authorized 5,000,000 shares; issued and outstanding 3,644,880 shares	3,645	3,645
Common stock No par value; authorized 10,000,000 shares; issued and outstanding 2,554,700 shares	-	-
Additional paid-in capital	12,446	12,446
Accumulated deficit	(16,138)	(16,091)
Total Stockholders’ Equity	(47)	$ -
Total Liabilities & Stockholders’ Equity	$ -	$ -

IWI Holding 6-K

IWI HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

(Unaudited)

	Six Months Ending June 30, 2008	Twelve Months Ending December 31, 2007
Net Sales	$ -	$ -
Cost of Sales	-	-
Gross Profit	-	-
Selling, general and administrative expenses	47	-
Loss Before Income Taxes from continuing operations	(47)	-
Income Tax Expense	-	-
Net Loss from continuing operations	(47)	-
Discontinued operations	-	(1,260)
Loss on sale of subsidiary	-	(83)
Net Loss	$ (47)	$ (1,343)
Net Loss per Common Share	$ (0.02)	$ (0.53)
Weighted-Average Number of Common Shares Outstanding	2,554,700	2,554,700

IWI HOLDING, LTD

Consolidated Statement of Cash Flows

(In Thousands)

(Unaudited)

	Six Months Ending June 30, 2008	Twelve Months Ending December 31, 2007
Cash Flows from Operating Activities
Net loss	$ (47)	$ (1,343)
Adjustments to reconcile net (loss) to income net cash used in operating activities
Depreciation and amortization		14
Provision for doubtful accounts		609
Loss on sale of subsidiary		83
(Increase) decrease in Accounts receivable		(2,549)
Inventories		2,927
Prepaid expenses		(211)
Deferred income taxes		156
Increase (decrease) in Accounts payable – Trade		1,649
Accounts payable to affiliated companies	26	(807)
Accrued liabilities	21	(733)
Net Cash Used in Operating Activities		(205)
Net Cash Used in Investing Activities
Sale of subsidiary		(313)
Purchases of property and equipment		(37)
Net Cash Used in Investing Activities		(350)
Cash Flows from Financing Activities
Other		(283)
Borrowings from line of credit, net		736
Net Cash Provided by Financing Activities		453
Net Increase (Decrease) in Cash		(102)
Cash, Beginning of Year	-	102
Cash, End of Year	$ -	$ -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IWI HOLDINGS LIMITED

Date: September 17, 2008

By: /s/ Benjamin Hoskins

_________________________

Benjamin Hoskins

Chairman, President & Director